

February 18, 2011

Via U.S. Mail and Facsimile (281) 364-4398

Mr. Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

> **Re:** **TETRA Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **Filed May 10, 2010 and August 9, 2010**
> **File No. 1-13455**

Dear Mr. Brightman:

We have reviewed your letter dated October 22, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 24

Oil and Gas Reserves, page 25

1.   We note your response to comment three in our letter dated September 28, 2010. Please confirm that in future filings you will expand your disclosure to include the analysis contained in your response.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

2.   We note your response to comments 16 and 17 in our letter dated September 28, 2010. Please confirm that in future filings you will expand your disclosure to include the content of your responses.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sirimal R. Mukerjee, Staff Attorney, at (202) 551-3340 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director